Zentek Announces the Launch of Subsidiary for Aptamer-
Based Platform Technology

Guelph, ON - October 5, 2023, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property technology development and commercialization company announces the launch of a wholly-owned subsidiary that will own the exclusive, global licensing rights for all aptamer-based technology from the collaboration with McMaster University. This licensing agreement includes the rapid-detection platform and the recent aptamer-based platform technology developed by Dr. Yingfu Li and his team that is showing promise as a therapeutic through preclinical studies being conducted by Dr. Matthew Miller and his team. This new entity has been launched as a vehicle to accelerate the growth of the aptamer technology, to communicate the technology to potential biotech investors and to build collaboration and licensing agreements with the pharmaceutical industry.

Aptamer-Based Platform Technology

The patent-pending technology developed by Dr. Li increases the binding affinity of aptamers by 30 to 300 times and was used to create the universal SARS-CoV-2 therapeutic currently showing promise in pre-clinical trials. The newly established subsidiary will continue to develop high-value, aptamer-based therapeutics using this technology, while also exploring opportunities for collaborations and agreements with other drug development companies. The Company also believes there is potential to leverage the increased binding affinity within existing aptamer-based therapeutic drug programs to improve their performance and potentially achieve commercially relevant therapeutic thresholds.

In addition to increased binding affinity, the aptamer-based platform technology may also increase the bioavailability of aptamers for systemic therapeutic. Currently, aptamers are often attached to Polyethylene Glycol (PEG) to prevent their rapid renal clearance. Early indications suggest that the platform technology will not require PEG to prevent renal clearance, which could have significant value for systemic pharmaceutical use as a percentage of the general population has allergic responses or sensitivities to PEG.

Dr. Li commented: "I am very proud of our team for their creativity and diligence in developing this new platform technology with tremendous potential. By increasing the binding affinity of aptamers by an average of 100-fold and potentially solving the renal filtration issue, this technology could have profound implications for aptamer-based therapeutic drugs.  We may now be able to generate true synthetic antibodies which could be a breakthrough technology that could drive value for this newly established Zentek subsidiary."

The initial provisional patent for this platform technology was filed in September 2022 followed by a full patent filed recently under the patent cooperation treaty. The patent is expected to be published within the next 6 months.

Zentek is moving quickly to assess the potential of this platform technology and is currently developing a plan to increase the resources and research speed for our McMaster University collaborators.

"Zentek is excited to launch this new venture with the amazing researchers at McMaster University. Dr. Yingfu Li and Dr. Matthew Miller are leaders in their respective disciplines, and we believe combining their experience and the great teams they have assembled will result in something truly special." said Greg Fenton, CEO of Zentek.  "We have only been supporting Dr. Li's research for these last two years and never expected a potential breakthrough in aptamer technology like Dr. Li has delivered. I believe that this aptamer technology may unlock a new platform technology for precision medicine and smarter therapies. In light of our commitment to this new technology, Dr. Matthew Miller will join us at our upcoming Annual General Meeting in Guelph where he will share with our shareholders his expert opinion on the potential of this technology based on the testing his lab has performed."

Zentek is excited to announce that both Dr. Matthew Miller and Dr. Yingfu Li have agreed to join the advisory board of Zentek's new wholly-owned subsidiary where they will play a key role as the company builds on this novel platform technology.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to have 99-per-cent anti-microbial activity and to significantly increase the bacterial and viral filtration efficiency of both surgical masks and HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario. Zentek's patent pending ZenARMOR™ technology platform is focused on corrosion protection applications.

Zentek also has a global exclusive license to the Aptamer-based platform technology developed by McMaster University which is being jointly developed by Zentek and McMaster for both the diagnostic and therapeutic markets.

For further information:

Investorrelations@zentek.com

Francis Dube

Tel: (289) 821-2820

Email: fdube@zentek.com

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.